HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE: (918) 336-1773
ZACHARY HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE: (918) 336-3152
--------------------------------------		EMAIL: info@hesklaw.com
JACK HESKETT (1932-2005)
BILL HESKETT (1933-1993)

November 29 2006

Michele Anderson

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4561

Re:

Famous Uncle Al's Hot Dogs & Grille, Inc. Amendment No. 2 to Form SB-2

Filed August 28, 2006

File No. 333-132948

Dear Ms. Anderson:

Following please find our responses to your comments detailed in your correspondence dated September 22, 2006, in reference to the Company named above.

1.

Please include page numbers that correspond to your table of contents.

Response:

We have included page numbers that correspond to our table of contents.

Risk Factors

We have limited operating capital and will require additional financing to continue to operate....

2.

Your revisions in response to our prior comment 27 convey that you have not made significant effort to secure additional sources of financing and also that you have $75,000 in working capital. So that investors may assess whether you will be able to fund operations through the next twelve months, further develop your business and satisfy current debt and other contractual obligations, state here the aggregate amount of your current debt and contractual obligations and that you have not made significant effort to secure additional sources of financing.

Response:

See revisions to the referenced risk factor, which now reads:

We have limited operating capital, and will require additional financing to continue to operate and expand, although we have not made a significant effort to secure any additional sources of financing.  There is no assurance that additional financing can be obtained and, if it can be obtained, it may result in dilution of our stockholders’ interests.

At October 1, 2006, the company had working capital of approximately $60,000.  We currently have an aggregate corporate debt of $ $491,000, and contractual obligations of $22,500 (payments to Al Stein) that are currently due or will become due during the next twelve months. Currently our monthly expense for overhead is approximately $ 3500 (not including payments due to Al Stein.).  Over 12 months that will be approximately $42,000. Consistent revenue from royalties is approximately $ 4000 per month. Over 12 months that will be approximately $ 48,000.

Dependence on Kev Personnel

3.

We note your response to our prior comment 30; disclose that you did not pay the named executive officers salaries last year and for parts of 2006. Also revise the risk factor caption to be a sentence that conveys the particular risk to you or your investors.

Response:

See revisions to the referenced risk factor, which has been revised to read as follows:

We Depend On 3 Key Personnel, The Loss Of Whom Could Impair The Security Of The Company’s Day-To-Day Operations And Cause A Loss To The Company Or Its Investors.

The company is dependent upon Paul Esposito, Chief Executive Officer, Dean Valentino, President, Secretary and Treasurer, as well as Richard Michael, a franchise consultant, with respect to its operations.  The company has not entered into employment or consulting agreements with Messrs. Esposito, Valentino, or Michael, and has not obtained key men life insurance on their lives.  The company did not compensate any of its key personnel in 2005, and has compensated only Paul Esposito with a $15,000 bonus during the year 2006. The company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense.  The loss of certain key employees or the company's inability to attract and retain other qualified employees could have a material adverse effect on the company's results of operations.

Selling Security Holders

Disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling security holder, to the extent it is not widely held, including, but not limited to, Dowdell Trust, Grasso Family Trust, McCloud Family Group Ltd. and Trimon LLC. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations, available on our website at http://www.sec.go/interps/telephone/phonesupplement-1-.htm.

Response:

We have revised our table of selling security holders to reflect the natural persons who exercise control of all shares held by non-natural persons or entities.

Description of Business

4.

We note yow revisions in response to our prior comment 22. In your description of the franchise licensing rights agreement, also state the amount of the payments you must make to Al Stein and offer investors a sense as to how the payment obligation will be met and the consequences if they are not met.

Response:

We have revised the referenced section by adding the following language:

“As of October 1, 2006, we are obligated to pay Mr. Stein 1,750 per month in franchising fees. This amount escalates to $2,000 per month effective January 1, 2007, $2,250 per month effective April 1, 2007, and $2,500 per month effective July 1, 2007.  We plan to pay these royalties from working capital or revenues.  If we do not comply with our contractual obligations to make the designated royalty payments to Al Stein, we could be found to be in breach of contract, and Mr. Stein could terminate our license if we do not correct the breach within 90 days after we are given notice of such a breach.” The agreement includes an option to buyout all of the Licensor’s rights and ownership from Mr. Stein for a one time payment of $150.000. This option my be exercised by us at anytime.

5.

We note your response to our prior' comment 24. Describe the extent to which further territory buy back arrangements are part of your business plan going forward.

Response:

The company is not obligated under any agreements to Territory Buy back arrangements. The company may, on occasion, find it beneficial to attempt to repurchase a territory. Circumstances prompting a repurchase attempt will most likely be a strategic decision to realign territories to improve administration or marketing efficiencies. The company does not have any current plans for territory buy backs at this time.

6.

Please note that our reading room address is 100 F Street, N.F., Washington, D.C. 20549 and revise your disclosure accordingly.

Response:

We have revised the referenced section to correct the reading room address.

Management's Discussion and Analysis

7.

Discuss in detail the facts and circumstances concerning the royalty holiday you granted to your franchisees. You should explain the number of franchisees covered under the holiday and why you have granted it. Also, clarify if some franchisees no longer have a holiday and management's anticipated timing for the expiration of the holiday for all others.

Response:

We have revised the referenced section by adding the following language:

“The royalty holiday was granted as a means of assisting stores by virtue of temporarily reducing their overhead. Most stores have been restored to full royalty and all will be restored within 90 days of October 1, 2006. No new stores will be granted a holiday after October 1, 2006.”

8.

Clarify whether in the future you will receive the payments that would have been made to you during the royalty holidays and the amounts of those payments.. Provide similar disclosure regarding the 1% contribution to the advertising fund.

Response:

We have revised the referenced section to state that we will not receive the payments that would have been due during the royalty holiday, and we have further added the following language about the advertising fee:

“The 1% marketing contribution to the advertising fund has not been collected from any of the stores. The company will start to collect the 1% contribution in the future. The advertising fund is designed to fund national or regional advertising. At this time management does not believe that the overall density of locations, proximity of locations to each other and the total funds that would be collected will support any meaningful national or regional advertising campaign. The company may begin collection of this 1% at any time.”

9.

We note your response to our prior comment 28. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs.

Response:

We have revised the referenced section by adding the following language:

Public Company Costs

As a public company, we will incur significant legal, accounting and other costs that we have not previously incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market regulate corporate governance practices of public companies. We expect that compliance with these public company requirements, including ongoing costs to comply with Section 404 of the Sarbanes-Oxley Act, which includes documenting, reviewing and testing our internal controls, will increase our general and administrative costs. These costs will also include the costs of our independent accounting firm to issue an opinion on our assessment and the effectiveness of our internal controls on an annual basis.  We also may incur higher costs for director and officer liability insurance.  Our expected reporting will be $10,000 for an independent audit assessment and $10,000 in legal fees associated with compliance. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

11.

Please remove the suggestion that your business will present an "attractive" opportunity for investors.

Response:

We have removed the referenced language.

Certain Relationships and Related Transactions

12.

We note your response to our prior comment 29; also describe the services performed by Paul Esposito and Richard Manuel for the assignor for which they received the notes as consideration from you and when those services were performed.

Response:

We have revised the referenced section by adding the following details:

“Esposito and Michael negotiated the original franchise licensing agreement between the assignor, Famous uncle Al’s hot Dogs, Inc. and Al Stein and his related companies for the worldwide rights to franchise the restaurant concept associated with the name “famous uncle Al’s Hot Dogs”. They then developed an enhanced version of the original concept to make the concept suitable for franchising. This involved creating a template for individual restaurants that could be duplicated in a variety of locations including; streamlining internal operations, creating an expanded menu selection, redesigning the décor, contracting for national availability of conforming furniture and equipment, developing and contracting the manufacture of proprietary menu ingredients (Famous Uncle Al’s branded hotdogs), sourcing of other specific ingredients, establishing owner and employee training methods, establishing standards for store construction, establishing distribution methods for food products to be delivered to each restaurant, Further activities included day to day administration and operations.”

13.

Exhibit 10.6 shows that executive officer Dean Valentino is a party to one of your regional franchise agreements. Therefore, describe the agreement with Mr. Valentino as required by Item 404 of Regulation S-B.

Response:

We have revised the referenced section by adding the following information:

“Mr. Valentino is also one of the company’s regional franchisees.  Mr. Valentino’s agreement is like those executed with other regional franchisees in all material terms.  Mr. Valentino paid $40,000 for the regional territory that includes Fairfield County, Connecticut.  He will receive 2% of the 7% royalty collected for sales in his territory.”

Financial Statements

14.

Please expand your disclosures concerning the history of the company, the predecessor company, and the asset purchase and settlement agreements, within your financial statement footnotes and MD&A, to fully address the following issues and advise us in detail. Your disclosures should be in a sufficient level of detail so that the nature and terms of the agreements, your reasons for entering into them, your accounting for them, and the basis for this accounting are wholly transparent to readers. Please address the following:

a.

your relationship with the predecessor company, Famous Uncle Al's Hot Dogs, Inc.;

b.

any relationships among members of the company's management and the management of Famous Uncle Al's Hot Dogs, Inc.;

c.

summarize for us the ownership of the assignor company, Famous Uncle Al's Hot Dogs, Inc. and with respect to each owner, their ownership percentage in the company, if any;

d.

the nature and terms of the asset purchase agreement;

e.

the nature, terms and purpose of the Settlement Agreement dated October 6, 2005.

Response:

We have revised the referenced section by adding the following information:

a.

your relationship with the predecessor company, Famous Uncle Al’s Hot Dogs, Inc.

On October 6, 2005 Famous Uncle Al’s Hot Dogs & Grille, Inc. received all existing and future franchising rights from Famous Uncle Al’s Hot Dogs, Inc. Famous Uncle Al’s Hot Dogs, Inc. had received those rights from Al Stein and his related companies. Those rights were for future franchising rights, there were no existing franchised restaurants. Al Stein, Al Stein’s son and several other parties, under various arrangements with Al Stein, operated Famous Uncle Al’s Hot Dogs restaurants exclusively in the Virginia Beach and Norfolk, Virginia area. None of the operating restaurants were franchised. No equity in these units, or any rights to royalties or any other related consideration was part of the franchising rights agreement or any subsequent agreement. The agreement did not include any transfer of any assets. The agreement did not include any existing franchise contracts, information regarding any prospective franchisees, or any preliminary or completed documents or agreements related to franchising or any FTC or state franchising approvals.

Upon receipt of the rights to franchise by Famous Uncle Al’s Hot Dogs, Inc. from Al Stein,  management, primarily Paul Esposito and Richard Michael, initiated and implemented a program to develop the Famous Uncle Al’s concept into a viable franchise business. This included enhancement of the existing concept, compliance with related franchise laws, redesign of store layout and décor and menu items.

Famous Uncle Al’s Hot Dogs, Inc. was successful in selling and opening some franchised restaurants.

Except for the assignment and settlement agreement between Famous Uncle Al’s Hot Dogs, Inc., the assignor company, and Famous Uncle Al’s Hot Dogs & Grille, Inc, there is no relationship between the companies.

b.

management relationships

One member of management, Paul Esposito and one non-officer employee, Richard Michael, had worked for Famous Uncle Al’s Hot Dogs, Inc., the assignor company, prior to joining Famous Uncle Al’s Hot Dogs & Grille, Inc.  There are no other previous or existing relationships among either company’s management.

c.

ownership, Famous Uncle Al’s Hot Dogs, Inc.

Famous Uncle Al’s Hot Dogs, Inc. was wholly owned by Famous Food Group, Inc.

d.

asset purchase agreement

There is not an asset purchase agreement.

e.

Settlement agreement

The primary purpose of the settlement agreement was to transfer the business of Famous Uncle Al’s restaurant franchising to an entity that would have the ability to raise capital that the business would ultimately require to support growth, and to do so in a manner that preserved the rights of any investors in the original entity.  It was the opinion of management that Famous Food Group, Inc., the sole owner of Famous Uncle Al’s Hot Dogs, Inc., was not capable of providing additional capital and was not likely to ever be able to do so.

The nature of the settlement agreement was to transfer the franchising rights from Famous Uncle Al’s Hot Dogs, Inc.(the assignor company) to Famous Uncle Al’s Hot Dogs & Grille, Inc., to settle all creditor obligations of the assignor company and to settle compensation due to employees and management of the assignor company.  Specifically, the terms of the settlement agreement provided that Famous Uncle Al’s Hot Dogs transfer to National Franchise Directors, now Famous Uncle Al’s Hot Dogs & Grille, Inc., all of its rights under the Franchising Rights License Agreement between it and Al Stein, including all of its interest in the existing franchised stores, consisting primarily of the right to collect royalties.  In exchange for receiving these licensing rights, the company agreed to assume the liabilities and obligations of Famous Uncle Al’s Hot Dogs to existing creditors and investors.  As part of assuming those obligations, the company agreed to issue shares of company’s restricted common stock to designated FUA creditors and investors.  Company paid Al Stein $5,000 for consenting to the assignment by FUA to the company.  The company agreed to issue promissory notes to Paul Michael and Richard Esposito as settlement for claims they had against FUA for services they had provided to FUA.

15.

We note that you have presented financial statements of Famous Uncle Al's Hot Dogs & Grille, Inc. since inception on March 4, 2005. It appears to us that you may be required to also present the financial statements of your predecessor entity, Famous Uncle Al's Hot Dogs, Inc. in your registration statement for periods prior to March 4, 2005. Please revise accordingly.

Response:

We have revised the referenced section by including the financial statements of our predecessor entity.

Statement of Operations

16.

Disclose loss per share information for each period presented in your annual and interim financial statements, as required by SFAS 128.

Response:

We have revised the referenced section by disclosing our loss per share for each period as required by SFAS 128.

Report of Independent Registered Public Accounting Firm

17.

We reissue our prior comment 31. It does not appear that your auditor has revised his report to remove the word "auditing" from the first sentence of the second paragraph. Please ask your auditor to revise the report to state, if true, that he conducted his audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States).

Response:

the auditor has revised his report by removing the word “auditing” from the first sentence of the second paragraph.

Note 2. Purchase of Assets

18.

We note your response to our prior comment 34. It is unclear to us why you have not assigned a value to your licensing agreements in light of the fact that these licenses represent your primary revenue-producing assets and entitle you to future contractual cash flows from existing franchises. Explain for us in more detail your methodology for determining the value of the licensing agreement.

Response:

We have revised the referenced section by adding the following information:

At the time of the Settlement Agreement, FUA was unable to perform its obligations under the original franchise licensing agreement. All rights granted under that agreement had been reclaimed by Mr. Stein, the grantor.

The Settlement Agreement was an agreement between many interested parties and was conceived as a comprehensive resolution to bring the predecessor business forward intact.  A review of the settlement agreement indicates $5,000 was paid to Stein for the assignment of the license while $300,000 was to be paid to 2 individuals whose services the company deemed critical for its future success and about $150,000 was paid to investors and creditors of FUA.

The $300,000 payable to 2 individuals (Esposito & Michael), under item 5 of the agreement, is described as “other payments”. Its business purpose was to acquire, intact, an in-place management team and workforce capable of executing the company’s business development plan. Under SFAS 141 paragraph 39 “an assembled workforce shall not be recognized as an intangible asset apart from goodwill.”

The $150,000 paid to creditors and investors of FAU, under item 3 of the agreement, was paid in non-cash consideration in the form of unregistered common shares of the company. Its business purpose was to eliminate future costly litigation and quantify the potential claims or encumbrances of this group against both the existing and future assets of the company. It was determined that these payments did not meet the criteria of SFAS 141 paragraph 39.

In exchange for the consideration, the company received 13 operating franchised restaurants and the in-place personnel considered critical for the future development of the company free of potential claims of predecessor creditors. The only payment directly traceable to the acquisition of the licensing agreement was the $5,000 paid to Mr. Stein. It was determined by the company that this amount was not materially significant enough to warrant separate accounting treatment. The company is unable to provide compelling documentation, such as independent valuations, in support of any proposed bifurcation and measurement of the consideration paid to underlying intangible assets other than goodwill.

The licensing Supplemental Agreement is a separate and distinct instrument and was entered into to amend and modify certain terms imbedded in the original licensing agreement. Its terms call for monthly royalty payments in order to enjoy continued use of the rights conveyed. There is no minimum or maximum amount to be paid. The monthly fees may continue in perpetuity of may terminate at the discretion of the licensee.

Under part II of the Supplemental Agreement, the company may purchase these rights by exercising its option to do so and paying the sum of $150,000 within 30 days of notification.  Upon its intent to do so, the company may be obligated to recognize the underlying intangible assets such as patents and trademarks and the corresponding liability. To date, the company has not expressed its intent to exercise this option.

19.

We note your response to our prior comment 35. Describe for us in more detail the nature of the territory rights held for resale. Do these rights refer to the rights to receive royalty revenues from certain existing franchises? How did you determine the value of these territory rights? In addition, explain for us the nature of the associated liabilities that you assumed under the purchase agreement. Tell us to whom you are obligated and the origin of the obligations.

Response:

We have revised the referenced section by adding the following information:

Territory rights held for resale are the result of agreements to buy out area developers whose business philosophy is demonstrated to diverge from the company’s. It consists of the buyout of the original agreement that transferred franchise rights within a geographical area and permitted the opening of a number of franchised outlets. Included in these rights were the rights of the area developer to receive a portion of the royalties and franchise fees generated from existing store sales or the sale of new franchises.

We may sell an area franchises to a franchisee who operates a franchised outlet in the area or we may sell an area franchise to an intermediary franchisee who then sells individual franchises to other franchisees who operate the outlets. The company may repurchase territories in the future if a market is considered critical for the development of the chain. The areas were valued, at acquisition, for the net amount of related obligations remaining outstanding. The table in our response to previous comment 35 describes the whom we are obligated to pay, the  subject area (county and/or state), original amounts, payments made and balances remaining at December 31, 2005.  We consider the carrying value of the assets under our valuation policy and primarily consists on our assessment of our ability to recover the carrying value of the asset from the expected future pre-tax cash flows.

Interim Financial Statements Statement of Operations

20.

Tell us and disclose the nature of the revenue recognized during the six months ended June 30, 2006. Clarify whether you cancelled the rent holiday for all of your franchises. In addition, tell us whether the revenues are presented gross or net and how you applied the guidance in EITF 99-19.

Response:

We have revised the referenced section by adding the following:

We believe your comment refers to the royalty holiday described in our 2005 revenue recognition policy in the summary of significant policies and not a rent holiday. Accordingly, we provide the following:

The following table summarizes franchising revenue:

	2006	2005
Initial franchise fees-unit agreements	$155,000	$0
Initial franchise fees-developer agreements	0	0
Ongoing weekly continuation fees (royalties)	14,017	0
Other	27,553	0

Total Franchising Revenue	$196,569	$0

The weekly continuation fees were assessed and collected from 4 stores and cover operating periods within the interim reporting period as prescribed by our revenue recognition policy. No fees were assessed for any portion of any franchisee’s holiday period. The company will not retroactively asses royalties on any stores for the royalty holiday period.  All royalty revenue will be recognized in the period for which the underlying stores realized the related sales.

In determining the applicability of EITF 99-19 we direct the staff to paragraph 4 stated as follows:

“4. This Issue excludes from its scope transactions for which guidance is provided by categories (a) and (b) of the GAAP hierarchy, including:

•

Sales of financial assets, including debt and equity securities, loans, and receivables

•

Lending transactions

•

Insurance and reinsurance premiums

•

Revenue transactions in specialized industries addressed in AICPA accounting and auditing guides (for example, airlines, casinos, investment companies, not-for-profit organizations, construction contractors, and federal governmental contractors).”

We believe The AICPA Industry Accounting Guide, Accounting for Franchise Fee Revenue, which established specialized accounting principles and practices and reporting standards for franchisors is one such accounting and audited guide excluded from the scope of EITF 99-19. The FASB extracted the specialized accounting and reporting principles and practices prescribed therein and issued FASB Statement 45 after appropriate due process. We consider the guidance prescribed in SFAS 45 to be the controlling source guidance for revenue recognition.

Furthermore, and in clarification of advertising fees we refer the staff the paragraph 14 of SFAS 45 as follows:

Continuing Franchise Fees

“14. Continuing franchise fees shall be reported as revenue as the fees are earned and become receivable from the franchisee. Costs relating to continuing franchise fees shall be expensed as incurred. Although a portion of the continuing fee may be designated for a particular purpose, such as an advertising program, it shall not be recognized as revenue until the fee is earned and becomes receivable from the franchisee. An exception to the foregoing exists if the franchise constitutes an agency relationship under which a designated portion of the continuing fee is required to be segregated and used for a specified purpose. In that case, the designated amount shall be recorded as a liability against which the specified costs would be charged.”

The company considers itself as agent for the collective marketing funds and therefore, account for such funds (if and when collected) as a liability in conformity with paragraph 14.

Item 26. Recent Sales of Unregistered Securities

17.

We note your response to our prior comment 36. It is still unclear how you have accounted for the issuance of these shares. Tell us why you have reflected the shares to be issued in the settlement agreement and the founders shares as outstanding at December 31, 2005 when they were issued subsequent to year-end.

Response:

We have revised the referenced section by adding the following:

The shares issued after year end were the result of an error made on the instructions to issue shares given to the transfer agent. The errors were detected through a reconciliation of the company’s records with those of the transfer agent were subsequently corrected in January, 2006.

Exhibits

18.

Please file as an exhibit the promissory note that you issued to your Chief Executive Officer. See Item 601(b)(10)(i)(A) of Regulation S-B.

Response:

We have added the Promissory Note to Dean Valentino as Exhibit 10.7.

Very truly yours,

/s/   John Heskett

John Heskett

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